UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 2)*

	 USLIFE Income Fund, Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

917324105
(CUSIP Number)

Stephen C. Miller, Esq.
Krassa, Madsen & Miller, LLC
1680 38th Street, Suite 800
Boulder, Colorado  80301
(303) 442-2156
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 917324105


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
	(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		450,100

Shares Bene-
ficially 		8.	Shares Voting Power

Owned by Each
Reporting		9.	Sole Dispositive Power	450,100

Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
450,100

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
7.98%

14.	Type of Reporting Person (See Instructions)

OO


CUSIP No. 917324105


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
	(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		United
States


Number of		7.	Sole Voting Power	0

Shares Bene-
ficially 		8.	Shares Voting Power	    0

Owned by Each
Reporting		9.	Sole Dispositive Power	0

Person With
			10.	Shared Dispositive Power 	0

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
0

12.	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)
0%

14.	Type of Reporting Person (See Instructions)

IN


Amendment No. 2 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $651,614.15 Such funds were provided by the Trust's cash on hand and from intertrust advances from the Lola Brown Trust No. 1B. Such advances bear interest at short term applicable federal rates and are due monthly.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	As previously reported in this statement, the Trust solicited proxies in connection with the Company's 1999 annual meeting of shareholders with respect to (i) the election of the four directors scheduled to be elected at such meeting and (ii) a proposal that the Company's board of directors consider changing the Company's investment policy so as to invest in equity securities in addition to fixed income securities. The Trust's Proxy Statement in Opposition to the Solicitation by the Board of Directors of the Company and an accompanying letter to the shareholders from Stewart R. Horejsi is attached as Exhibit 3 to this statement and incorporated in this statement by reference. The Trust's proposal and its nominees were defeated in the election.

	As previously indicated in this statement, the Reporting Persons may seek control of the Company. The Trust currently intends to increase its ownership of Shares until it is able to influence the Company to implement the change in investment policy described above.

On December 16, 1999, Stewart R. Horejsi, on behalf of the Trust, sent a letter to the Directors of the Company relating to the Trust's concern over the adverse impact on the Fund of the Fund's expenditures in connection with the proxy contest. The letter is attached as Exhibit 4 and incorporated in this statement by reference.

Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	The Trust is the direct beneficial owner of 450,100
Shares, or approximately 7.98% of the 5,643,768
Shares outstanding as of November 1, 1999, according to information contained in the Company's
1999 proxy statement. By virtue of the
relationships reported in this statement, Mr.
Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c)	The table below sets forth purchases of the Shares
by the Trust since October 13, 1999. Such purchases were effected by the Trust on the New
York Stock Exchange.


Date


Amount of Shares
Approximate Price
Per Share
(exclusive of commissions)

10/14/99
700
$9.1875
10/15/99
1800
$9.1250
10/18/99
6100
$9.1250
10/19/99
2100
$9.1250
10/19/99
200
$9.1250
10/20/99
2700
$9.1250
10/21/99
1600
$9.1250
10/22/99
1400
$9.1250
11/08/99
9400
$9.1250
11/11/99
4000
$9.2500
11/11/99
2600
$9.1875
11/11/99
500
$9.1250
11/18/99
7400
$9.0625
11/19/99
900
$9.0000
11/30/99
4000
$8.6250
11/30/99
2400
$8.6875
12/08/99
3600
$8.6250
12/08/99
1200
$8.5625
12/09/99
8100
$8.5625
12/10/99
800
$8.5000
12/10/99
700
$8.5625
12/13/99
5300
$8.5000
12/14/99
4200
$8.5000
12/15/99
1600
$8.5000

Item 7:	Material to Be Filed as Exhibits

	Exhibit 3:	Proxy Statement in Opposition to the
Management of USLIFE Income Fund, Inc. by the Ernest Horejsi Trust No. 1B with Accompanying Letter to Shareholders, dated November 15, 1999, incorporated herein by reference to the Trust's filing with the SEC on November 17, 1999.

	Exhibit 4:	Letter to the Board of Directors of
USLIFE Income Fund, Inc. dated December 16, 1999.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 1999


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller	_____
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B


EXHIBIT 4

STEWART R. HOREJSI
200 SOUTH SANTA FE
SALINA, KANSAS  67401

December 16, 1999






Members of the Board of Directors
USLIFE Income Fund, Inc.
2919 Allen Parkway
Houston, Texas 77019

Ladies and Gentlemen:

I am writing to express the concern of the Ernest
Horejsi Trust No. 1B (the "Trust") about your recent decisions in connection with the proxy contest that the Trust conducted for the election of the Fund's directors and the Trust's proposal to change the Fund's investment objective.

According to the Fund's November 1, 1999 proxy statement, the Fund expected to spend an additional $375,000 of the Fund's resources in connection with the proxy contest. This would appear to be in addition to amounts that were already spent in an effort to keep the Trust's proposal from even being voted on by the shareholders. I note, by way of comparison, that the Trust anticipated spending $75,000.

During the fiscal year ended June 30, 1999, the Fund's total expenses were $661,000, including $404,470 for advisory fees and $31,915 for directors' fees. Increase in net assets as result of the Fund's operations were only
$460,507. Distributions to shareholders were $0.76 per share.

The Fund's expenditures on the proxy contest will likely increase the Fund's expenses during 1999 by more than 50%. The expenses will likely represent almost 80% of the Fund's 1998-1999 increase in net assets.

In light of these comparisons, the Trust finds your decision to authorize such a large expenditure on the proxy contest to be highly questionable. As directors of the Fund, you owe fiduciary obligations to all shareholders of the Fund, which obligations require you to make decisions that are in the best interests of shareholders. The proxy contest expenditures you approved represent almost $0.07 per share, or almost 10% of the dividends shareholders received last year. Expenditures of this magnitude cannot help but adversely affect the Fund and its shareholders.

In addition, the Trust believes that your actions serve to protect the interests and fees of the Fund's investment advisor. As a result, your actions should warrant the highest level of scrutiny in which any directors having relationships with the Fund's investment advisor and its affiliates should not participate in any decision-making.
The independent directors should protect the interests of the Fund's shareholders in all matters in which the interested directors and the Fund's investment advisor and investment manager have an interest.

In conclusion, the Trust urges each of you who are independent directors of the Fund to consult with independent legal counsel on these issues and to reconsider any plans to continue such expenditures in the future.

Sincerely yours,

/s/ Stewart R. Horejsi

Stewart R. Horejsi




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